Correspondence

Dennis Brovarone Attorney at Law
18 Mountain Laurel Drive
Littleton, CO 80127

November 8, 2005

U.S. Securities and Exchange Commission
Washington, D.C. 20549-0405

Re:	Amendment No. 1 to Registration Statement on Form SB-2 Filed September 6, 2005 File No. 333-128107

Ladies and Gentlemen:

This correspondence has been filed on EDGAR with amendments to the above filing in response to the Staff’s comments of September 29, 2005. Three paper copies of the amended filing marked to show changes have been sent via Federal Express. The comments have been reproduced for your convenience. Our responses are in italics and are followed by the revised test with deletions marked as strikethrough and new language underlinded.

General

1.	Robert Cashman informed the staff on September 8, 2005 that your company recently received a large order from the city of Honolulu. The order appears to be material. Please discuss it in the Business section of the filing. Also, if there is a written agreement for the order, please file it as an exhibit.

The Company has provided a copy of the Honolulu agreement supplementally to the staff at this time. If the staff believes the agreement should be filed as an exhibit, the Company will do so under a request for confidentiality as to the pricing terms. The following paragraphs have been revised as follows::

As of November 1, 2005, we have orders for 25 roll off bodies and 43 refuse collection bodies of which 8 refuse bodies are side loaders for the City of Honolulu, to be delivered over the next six months. These orders represent a sale value of $4,182,000. See page 16

Smart Truck Systems, Inc. manufactures and/or distributes ~~specialized~~ refuse bodies. Smart Truck’s major customers consist of since inception City of Fresno, California $666,000, City of Honolulu, Hawaii $692,000, Pacific Waste $194,403, Aloha Waste $103, 494, and Waste Resources $75,277 ( Pacific Waste, Aloha Waste and Waste Resources are all owned and controlled by the same party Kosti Shirvanian who is also a major shareholder in Smart Truck). Depending on the product, it is either built directly on a truck chassis or built separately and installed at a later date. The truck chassis, which consists of a cab, engine, frame with wheels, is manufactured by third parties (Freightliner, Autocar, Peterbuilt) who are major automotive or truck companies. Such companies typically do not build ~~specialized~~ refuse bodies. See page 18

Prospectus Cover Page

2.	The price and timing of the offering are somewhat unclear.

The first paragraph on the prospectus cover page states you plan to sell up to 3 million shares “at $3.00 per share.” However, the second paragraph states the prices will be “established on the Over-the-Counter Pink Sheets during the term of this offering,”which prices “will fluctuate.” Since the offering does not meet the requirements of an “at-the-market” offering under Rule 415(a)(4), it needs to be at a fixed price. Please revise the disclosure suggesting it will not be at a fixed price.

The Price and timing information has been revised as follows.

~~Smart Truck is offering the shares of common stock for sale at prices established on the Over-the Counter Pink Sheets during the term of this offering. On August 12, 2005, the last reported sale price of our common stock was $2.00 per share. These prices will fluctuate based on the demand for the shares of our common stock. Our common stock is quoted on the Over-the-Counter Pink Sheets under the symbol “SMKM.”~~

A public market currently exists for our shares on the Over-the-Counter Pink Sheets with the symbol SMKM. We know of no market makers for our common stock. The offering price may not reflect the market price of our shares after the offering. The shares will be offered and sold by our officers and directors without any discounts or other commissions. An indeterminate number of shares may be sold through broker/dealers who are members of the National Association of Securities Dealers, and who will be paid a maximum of a 10% commission on the sales they make. We currently have no agreements, arrangements or understandings with any broker/dealers to sell shares. See page 1.

The box on the registration statement cover page for a Rule 415 offering is not checked. However, the reference on the prospectus cover page to the “term of this offering” suggests you may be planning to do a continuous offering under Rule 415(a)(1)(ix). Please clarify.

The Rule 415 box on the registration statement cover page has been checked.

3.	Please revise the cover page to provide the information requested by Item 501(a)(9) of Regulation S-B, to the extent applicable.

The Cover page information has been revised as follows.

~~Smart Truck is offering the shares of common stock for sale at prices established on the Over-the Counter Pink Sheets during the term of this offering. On August 12, 2005, the last reported sale price of our common stock was $2.00 per share. These prices will fluctuate based on the demand for the shares of our common stock. Our common stock is quoted on the Over-the-Counter Pink Sheets under the symbol “SMKM.”~~

A public market currently exists for our shares on the Over-the-Counter Pink Sheets with the symbol SMKM. We know of no market makers for our common stock. The offering price may not reflect the market price of our shares after the offering. The shares will be offered and sold by our officers and directors without any discounts or other commissions. An indeterminate number of shares may be sold through broker/dealers who are members of the National Association of Securities Dealers, and who will be paid a maximum of a 10% commission on the sales they make. We currently have no agreements, arrangements or understandings with any broker/dealers to sell shares. See page 1.

Prospectus Summary, page 3

4.	We note the auditors issued a going concern opinion. Please state this fact in the summary.

The Summary information has been revised as follows.

The Independent Registered Public Accounting firm that has audited the books of Smart Truck has stated in their Opinion Letter the following: The Company has not generated significant revenues or profits to date. This factor among others may indicate the Company will be unable to continue as a going concern. The Company’s continuation as a going concern depends upon its ability to generate sufficient cash flow to conduct its operations and its ability to obtain additional sources of capital and financing. See Financial Statements, Page F1. see page 4.

5.	Please explain what “specialized refuse bodies” are.

The Company has deleted the reference to “specialized refuse bodies” and the information has been revised as follows.

Smart Truck Systems, Inc. manufactures and/or distributes ~~specialized refuse bodies~~ truck bodies used for refuse collection. Depending on the product, it is either built directly on a truck chassis or built separately and installed at a later date. The truck chassis, which consists of a cab, engine, and frame with wheels, is manufactured by third parties (Freightliner, Autocar, Peterbuilt) who are major automotive or truck companies. Such companies typically do not build ~~specialized~~ refuse bodies. See page 5.

6.	Please disclose the basis for the statement that the company “is positioned for rapid growth.”

The information has been revised as follows.

We believe we are positioned for ~~rapid~~ growth as a~~n integrated~~ manufacturer of refuse truck bodies (front loaders, side loaders and roll offs). Management plans to augment its growth strategy by increasing marketing efforts to securing additional long-term contracts with major chassis manufactures and additional volume at its existing operations. When Smart Truck is operating on a profitable bases and cash flow permits it plans ~~Smart Truck further plans~~ to expand its Service and Parts Department by internal growth. Smart Truck anticipates acquiring and integrating existing manufactures of truck bodies into the Smart Truck line of products and expanding its operations outside of refuse industries to dry freight and refrigerated truck bodies and related lines of business. See page 3

7.	Please disclose approximately when the company plans to engage in each of the activities described in the last paragraph on page 3. Also, identify the obstacles the company will need to overcome to complete these activities.

The information has been revised as follows.

We believe we are positioned for ~~rapid~~ growth as a~~n integrated~~ manufacturer of refuse truck bodies (front loaders, side loaders and roll offs). Management plans to augment its growth strategy by increasing marketing efforts to securing additional long-term contracts with major chassis manufactures and additional volume at its existing operations. When Smart Truck is operating on a profitable bases and cash flow permits it plans ~~Smart Truck further plans~~ to expand its Service and Parts Department by internal growth.

Smart Truck anticipates acquiring and integrating existing manufactures of truck bodies into the Smart Truck line of products and expanding its operations outside of refuse industries to dry freight and refrigerated truck bodies and related lines of business.

Smart Truck further plans to expand its Parts and Service Department gradually over the next year as cash flow permits. We are currently selling parts for only Smart Trucks.

Smart Truck does not have any specific acquisition plans at this time, and does not have any specific time table for an acquisition. The principle obstacles to overcome to accomplish this plan are funding and acquiring qualified personnel. We have had no difficulty in acquiring the necessary qualified personnel. We hope to acquire the necessary funding by attracting outside investors. See page 4.

Risk Factors

Investors in our common stock will experience immediate . . . . page 5

8.	Please revise this risk factor to explain that investors who purchase shares will:

Pay a price per share that substantially exceeds the value of your assets after subtracting its liabilities; and Contribute ____% of the total amount to fund the company but will own only ____% of the outstanding share capital and ____% of the voting rights.

The information has been revised as follows.

~~Investors in our common stock will experience immediate and substantial dilution as a percentage of their holdings.~~

~~The net tangible book value of our common stock at June 30, 2005 was $0.38 per share based on 8,783,374 shares outstanding. Compared to the June 30, 2005 shares of our common stock outstanding, investors will experience an immediate dilution of 87%.~~

Investors in our common stock will pay a price that substantially exceeds the value of our assets after subtracting our liabilities.

Investors will contribute 75 % of the total amount to fund the Company but will own only 25 % of the outstanding share capital and 25% of the voting rights. See page #5.

Our offering price is arbitrarily determined and is unrelated . . . . page 5

9.	Please state the price of your stock on the Pink Sheets as of the most recent practicable date.

The following paragraph has been revised as follows:

We arbitrarily determined our offering price of $3.00 per share. It is not based upon an independent assessment of the value of our shares and should not be considered as such. On October 28, 2005, the date of the most recent trade, the Pink Sheets closing price was $2.00 per share. See page 5.

If we lose our key personnel, our business and prospects . . . . page 5

10.	Please state whether the company has a written employment agreement with Mr. Cashman.

Smart Truck, in order to successfully implement its growth plans, is dependent upon its current Board of Directors, which includes Robert L. Cashman, President. The loss of Robert Cashman could have a material adverse effect upon Smart Truck’s business prospects. The company has an employment agreement with Mr. Cashman for a term of three years. Smart Truck will depend heavily on its management team to effectively implement the services it offers. There can be no assurance that if a change in management occurs, that management will be able to successfully achieve the goals established herein by Smart Truck. See page 5.

We may have shortages of raw materials, which could jeopardize . . . . page 6

11.	Please state the approximate number of chassis suppliers that could meet the company’s needs.

The following paragraph has been revised as follows:

Smart Truck does not have any long-term raw material contracts and is dependent upon suppliers of steel for its manufacturing. However, there are several readily available sources for these raw materials. The single greatest threat to Smart Truck would be the disruption of chassis availability since virtually all of the Companies products are mounted directly onto its customer’s chassis. Smart Truck believes that it enjoys good relationships with all chassis manufacturers such as Freightliner, Mack, Autocar, Peterbuilt, Steerling, and International. These manufactures supply the chassis upon which Smart Truck’s products are mounted. In the event of a problem arising with one particular chassis supplier, Smart Truck would assist its customer in procuring a chassis from another chassis manufacturer and/or supplier. See page 6.

Anti-pollution regulations may affect our business by increasing . . . . page 6

12.	Please discuss any regulations that have been materially burdensome or costly to your business in the past. Provide similar disclosure with respect to the laws discussed in “We are subject to government regulation . . .” on pages 9-10.

The following paragraph has been revised as follows:

Smart Truck’s manufacturing operations are subject to federal, state, and local statutes and regulations relating to the protection of the environment, work site safety standards, and product size and weight limitations. Such regulations increase Smart Truck’s cost of doing business. The County of Riverside, Ca requires us to have a permit to use paint and solvents that are used in painting the trucks. This permit is called a Hazardous Waste Permit and costs $2,600 per year. In addition, Smart Truck has a a license from the Southern California Air Quality Board to spray paint. This license costs $4,750 per year. To date, Smart Truck has not had any material burdensome or costly anti-pollution regulations affecting this Company. See page 6.

We may need additional capital, which, if not received, may adversely. . . . page 6

13.	Please disclose how long you anticipate the funds from this offering will enable you to remain in operations.

The following paragraph has been revised as follows:

Our capital requirements in connection with our operations will be substantial. Our management anticipates that we will require additional working capital within one year if the Company raises less than 50% of the offering herein. If the Company raises more than 50% of the offering it will be able to sustain it self from its own operations. There are no assurances that such additional capital will be available. Further, even if available, additional equity or convertible debt financing, if used, could result in substantial dilution of shareholder interests. The Company could be hindered in raising these funds due to an inability to attract interested investors and or a significant down turn in the economy. See page 6.

14.	Please disclose the issues that may hinder you from getting the financing you need.

The following paragraph has been revised as follows:

Our capital requirements in connection with our operations will be substantial. Our management anticipates that we will require additional working capital within one year if the Company raises less than 50% of the offering herein. If the Company raises more than 50% of the offering it will be able to sustain it self from its own operations. There are no assurances that such additional capital will be available. Further, even if available, additional equity or convertible debt financing, if used, could result in substantial dilution of shareholder interests. The Company could be hindered in raising these funds due to an inability to attract interested investors and or a significant down turn in the economy. See page 6.

We cannot be sure that we can attract the right people to complete . . . . page 7

15.	Please discuss any material difficulties you have had in attracting and training qualified employees.

The following paragraph has been revised as follows

Smart Truck plans to continue to expand its level of operations following this offering. To manage its growth effectively Smart Truck must continue to improve and expand its existing resources and management information systems. To do so, it must attract, train and motivate qualified managerial, financial, sales and marketing personnel, as well as people qualified in administration, banking and securities. There can be no assurance, however, that Smart Truck will be able to successfully achieve these goals. However to date Smart Truck has not encountered any material difficulties in attracting and training qualified employees. See page 7.

We may have difficulty controlling our operating costs. . . . page 7

16.	The only factor that you list as making it difficult to control your costs is “a general downturn in the economy.” This factor applies to all companies. If you keep this risk factor, please revise it so it is specific to your situation.

The following paragraph has been revised as follows

                Smart Truck’s gross margin is highly sensitive to changes in costs; this sensitivity requires Management to be able to anticipate and react to such changes. There are various factors beyond Smart Truck’s control such as ~~a general downturn in the economy,~~ an increase in steel prices, or increases in labor costs including workers compensation insurance and employee benefits which ~~could~~ would have a negative impact on Smart Truck’s cost of sales and therefore its ability to  ~~raise additional funds.~~earn a profit. ~~These and other factors may negatively affect costs, quality and the ability of Smart Truck to keep costs down~~. While in the past, Management has been able to anticipate and react to increasing costs through, among other things, adjusting purchasing practices, product changes and price adjustments, there can be no assurance that it will be able to do so in the future. See page 7.

Our stock price is volatile and you may not be able to sell . . . . page 9

17.	Please state the range of your stock price since the time the company was organized.

The following paragraph has been revised as follows

Our stock price has been subject to significant volatility, and you may not be able to sell shares of common stock at or above the price you paid for them. The trading price of our common stock has been subject to wide fluctuations in the past. Smart Truck was first listed on March 28, 2005 the range has been a low price of $1.00 and a high price of $2.00. The market price of the common stock could continue to fluctuate in the future in response to various factors including, but not limited to: quarterly variations in operating results; our ability to control costs and improve cash flow; announcements of technological innovations or new products by us or our competitors; changes in investor perceptions; and new products or produce enhancements by us or our competitors. The stock market in general has continued to experience volatility, which may further affect our stock price. As such, you may not be able to resell your shares of common stock at or above the price you paid for them. See page 8.

We do not intend to pay dividends in the foreseeable future. . . . page 9

18.	Please disclose that any investment gains will need to come by appreciation in the stock price rather than dividends.

The following paragraph has been revised as follows

We do not intend to pay dividends in the foreseeable future; Any investment gains will have to come by appreciation in the stock price rather than dividends.

Smart Truck has paid no dividends to its stockholders and does not plan to pay dividends on its common stock in the foreseeable future. Smart Truck currently intends to retain any earnings to finance future growth. Investors may receive investment gains through appreciation of value of the stock ion the public market. See page 9.

There may be limited liquidity in our common stock. . . . page 9

19.	This risk factor is very similar to “Our securities have been thinly traded. . . ” on page 8. Please combine the two risk factors, and eliminate any duplicative text.

The risk factors have been revised as suggested by the staff’s comments.

~~There may be limited liquidity in our common stock and its price may be subject to fluctuation.~~

~~There is only a limited market for our common stock, which is currently traded on the OTC Pink Sheets. We can provide no assurances that we will be able to have our common stock listed on an exchange or quoted on NASDAQ or that it will continue to be quoted on the OTC Pink Sheets. If there is no trading market for our common stock, the market price of our common stock will be materially and adversely affected.~~

Use of Proceeds, page 13

20.	Since you may not sell the entire offering, please list the uses of proceeds in order of priority.

The disclosure has been prioritized following paragraph has been revised as follows:

USE OF PROCEEDS

The following table sets forth management’s estimate of the allocation of net proceeds expected to be received from this offering. Actual expenditures may vary from these estimates. Pending such uses, we will invest the net proceeds in investment-grade, short-term, interest bearing securities.

In the event that the entire offering is not sold, the proceeds received would be used for purchase of raw materials and component parts. Purchase of automated machine tools, marketing and increasing receivables and working capital would be deferred until funds were available.

	100% of the Offering or 3,000,000 shares sold	50% of the Offering or 1,500,000 shares sold	25% of the Offering or 500,000 shares sold
Total Proceeds	$9,000,000	$4,500,000	$2,250,000
Less:
Commission (1)	-0-	-0-	-0-

Offering expenses	$30,000	30,000	30,000

Net Proceeds	$8,970,000	$4,470,000	$2,220,000

Use of Net Proceeds
Purchase of raw materials:	$4,000,000	$2,500,000	$1,250,000

Purchase of component parts:	2,580,000	1,650,000	770,000

Purchase of jigs, dies and
computerized manufacturing
machines	$1,500,000	$0	$0

Purchase of automated
machine tools:	400,000	200,000	200,000

Marketing:	240,000	40,000	0

Increase in working capital: (2)	250,000	80,000	0

Total use of net proceeds:	$8,970,000	$4,470,000	$2,220,000

(1)     We plan to have our officers and directors offer and sell the shares. They will receive no discounts or commissions. To the extent that our officers and directors sell the shares, the proceeds, which allocated for commissions will be additional working capital. We do not have any agreements, arrangements or understandings with any broker/dealers to offer or sell our shares, although we may, at our discretion, retain such to assist in the offer and sale of shares. This represents the maximum underwriting discounts and commissions we will pay if broker/dealers are used to sell the shares.

(2)     Working capital will be applied to support cash flow, payroll and as a reserve for unexpected expenses.

21.	Please clarify the physical cash outlay that will be involved in “increase in accounts receivable.” For example, if the cash allocated to this purpose will simply go into an investment or bank account, so state.

The use of proceeds has been so revised to delete the reference to increase in accounts receivable. See page 12.

22.	Please describe with more specificity the uses included in “increase in working capital.” State the amount of cash you plan to allocate to each of these uses.

The amount shown for working capital has been footnoted to indicate it will be used for a cash flow reserve, payroll reserve and unanticipated expenses. See page 12.

23.	Please explain why the ratio of component parts to raw materials decreases for a 50% offering relative to a 100% offering and 25% offering. We may have additional comments.

The use of proceeds has been revised so that the ratio component parts to raw materials is consistent at the different levels of offering proceeds. See page 12.

24.	Please explain why the dollar amount allocated for marketing is much larger for a 50% offering than a 100% or 25% offering. We may have additional comments.

The use of proceeds has been revised to correct the marketing use of proceeds. See page 12.

Management’s Discussion and Analysis of Financial Conditions and Results of Operation for the Year Ended June 30, 2005, page 16

25.	Please discuss each critical accounting estimate including the estimates and judgments made and how those estimates and judgments could affect your results of operations. It appears at a minimum that you have critical accounting estimates for inventory, revenue recognition, warranty reserves, asset acquisition valuation, and accounts receivable. Refer to FRR-72.

The following paragraph has been revised as follows.

We acquired the bulk of our assets from Kosti Shirvanian for stock in our Company. The equipment had not been used for several months so it required considerable repair to make it ready to use. The predecessor’s cost on the equipment was considerably more than similar equipment is available in the open market. Consequently, we made the following assumptions in valuing the equipment. We used values from recent used equipment auctions and brokers’ publications of used equipment for sale of similar items.

The vehicles were valued at the wholesale blue book value. The jigs and dies were valued at the lower of the predecessor’s cost, or our estimate, to make them.

Inventories were valued at the present replacement cost if we purchased the parts and materials today.

The show equipment which consists of two display booths for trade shows was very difficult to value. We have used the booths in two trade shows: one in Phoenix, Arizona, and one in Las Vegas, Nevada, where they worked very well. We finally estimated their value at approximately 40% of the manufactures selling price and about 50% of our cost to replace them.

We have determined the selling price of our products by valuing our cost to purchase various parts and our cost to purchase raw materials for the parts that we manufacture. We then estimated the cost of labor for the manufacture of each part. This, combined with our estimate of the labor to assemble the product—plus an allowance for general and administrative expense and profit—makes up our selling price. The labor and the allocation of general and administrative expense and estimates could vary greatly from our figures. This variation could greatly affect our profitability. Management is carefully keeping records of the actual time spent on manufacturing our products to enable us to improve the accuracy of our estimates.

The warranty that we extend to purchase our trucks is generally a pass through from the manufacturers of the component part. Therefore, we have only a minimal warranty liability. We have estimated a warranty liability of two and one-half percent (21/2%) of sales. We have no basis or experience to base this upon. See page15.

26.	In accordance with Item 303(c) of Regulation S-B, please disclose whether you have any off-balance sheet arrangements.

The following paragraph has been revised as follows.

We are organized into a holding company (Smart Truck Systems, Inc.) that handles all aspects of being a publicly traded company. Smart Truck Systems, Inc., is a 100% owner of STS Manufacturing Company, a California corporation that operates a truck body manufacturing plant in Moreno Valley, California. In this document and in all financial reports Smart Truck refers to Smart Truck System, Inc. and STS Manufacturing Co. combined as one organization. Smart Truck does not have any off balance sheet arrangements with any companies or individuals. See page 15.

27.	Please disclose the changed circumstances that cause management to believe the company can increase production in September 2005. Also, since September 2005 is almost ended, please update this statement so that it either refers to a different month in the future or states how production actually increased in September 2005.

The following paragraph has been revised as follows.

Management also believes that we should be able to increase our production from September2005 through September 2006. Our projections indicate that if we are successful in increasing production in September 2005 through September 2006 , Smart Truck should show a profit from operations. See page 17.

28.	We note from a risk factor on page 6 that you are subject to environmental laws. Please disclose the costs and effects of compliance with these laws. See Item 101(a)(11) of Regulation S-B.

The following paragraph has been revised as follows

Smart Truck’s manufacturing operations are subject to federal, state, and local statutes and regulations relating to the protection of the environment, work site safety standards, and product size and weight limitations. Such regulations increase Smart Truck’s cost of doing business. The County of Riverside, Ca requires us to have a permit to use paint and solvents that are used in painting the trucks. This permit is called a Hazardous Waste Permit and costs $2,600 per year. In addition, Smart Truck has a a license from the Southern California Air Quality Board to spray paint. This license costs $4,750 per year. To date, Smart Truck has not had any material burdensome anti-pollution regulations affecting this Company. See page 15.

29.	Please identify your major customers, and state how much revenues are attributable to each. We would expect this discussion to include the customer mentioned in Note 4 to your financial statements.

The following paragraph has been revised as follows.

Smart Truck Systems, Inc. manufactures and/or distributes refuse bodies. Smart Truck’s major customers consist of since inception City of Fresno, California $666,000, City of Honolulu, Hawaii $692,000, Pacific Waste $194,403, Aloha Waste $103, 494, and Waste Resources $75,277 ( Pacific Waste, Aloha Waste and Waste Resources are all owned and controlled by the same party Kosti Shirvanian who is also a major shareholder in Smart Truck). Depending on the product, it is either built directly on a truck chassis or built separately and installed at a later date. The truck chassis, which consists of a cab, engine, frame with wheels, is manufactured by third parties (Freightliner, Autocar, Peterbuilt) who are major automotive or truck companies. Such companies typically do not build refuse bodies. See page 18.

30.	We note you lease the manufacturing facility from Shirvanian Family Trust. Please file the lease agreement and option agreement as exhibits to the registration statement. See Item 601(b)(10)(ii)(D) of Regulation S-B.

The following paragraph has been revised as follows.

Smart Truck Systems, Inc. occupies an 81,000 sq. ft. manufacturing facility located on 8 ½ Acres in Riverside County forty miles west of Los Angeles. Smart Truck Systems, Inc. leases this facility from the Shirvanian Family Trust. This lease has now expired and Smart Truck has continued on at the premises on month-to-month tendency. Smart Truck has also elected not to exercise the option to purchase the property. When cash flow allows Smart Truck will look to move the manufacturing facility in June of 2006 to a building that will better serve the companies needs. See page 17

31.	Please expand the discussion to state when STS Manufacturing was formed.

The following paragraph has been revised as follows.

Smart Truck Systems, Inc. has a wholly owned subsidiary, STS Manufacturing Co., a California Corporation that was organized to manufacture refuse collection trucks for the rubbish industry. STS Manufacturing Co. was organized by Robert L. Cashman on June 30, 2004 to comply with employment laws of the state of California. In this document and in all financial reports Smart Truck refers to Smart Truck System, Inc. and STS Manufacturing Co. combined as one organization. See page17.

32.	Please state when specifically the sale of Western Waste to Waste Management occurred, when the assets of the truck maintenance and manufacturing operations were “turned over to Kosti Shirvanian, what if any consideration Mr. Shirvanian paid for these assets, when the truck maintenance and manufacturing assets were contributed to Smart Truck Systems, and then indicate how much stock Mr. Shirvanian received for these assets.

The following paragraph has been revised as follows.

Smart Truck Systems acquired the truck body manufacturing assets of Kosti Shirvanian on Sept. 1, 2004. Kosti Shirvanian had for many years owned Western Waste Industries, Inc. a refuse collection business with annual revenues exceeding $300 million. He had developed a design for a cost effective state of the art truck for his own use and had been manufacturing them for about 20 years while at Western Waste. Mr. Kosti Shirvanian sold Western Waste to U.S.A. Waste Services in December of 1995. At the conclusion of the sale the manufacturing, research and development assets were turned over to Kosti Shirvanian. The assets turned over to Mr. Kosti Shirvanian by U.S.A Waste Services were part of the total consideration of approximately 1 billion dollars paid by U.S.A. Waste Services, Inc. No specific dollar amounts were allocated to these assets.

From December 1995 to 2000 Kosti Shirvanian continued the research and development of the refuse vehicles. In July 2000 Kosti Shirvanian organized Waste Resources, a trash collection company in Gardena, California. From 2000 until September 1, 2004, Mr. Kosti Shirvanian continued his research and development and built prototype trucks for his own companies, Waste Resources and Pacific Waste.

On September 1, 2004 Kosti Shirvanian contributed a portion of his truck manufacturing, research and development assets to Smart Truck Systems, Inc. for 4,000,000 shares of Smart Truck Systems, Inc. common stock. On September 1, 2004, Robert L. Cashman purchased 4,000,000 shares of Smart Truck for $1,000,000. This made Cashman and Shirvanian each owning 4,000,000 shares of Smart Truck Systems, Inc. See page 17

33.	Please expand the discussion to indicate how the truck maintenance and manufacturing assets were utilized from the time they were turned over to Mr. Shirvanian and the time these assets were contributed to Smart Truck Systems.

The following paragraph has been revised as follows.

Smart Truck Systems acquired the truck body manufacturing assets of Kosti Shirvanian on Sept. 1, 2004. Kosti Shirvanian had for many years owned Western Waste Industries, Inc. a refuse collection business with annual revenues exceeding $300 million. He had developed a design for a cost effective state of the art truck for his own use and had been manufacturing them for about 20 years while at Western Waste. Mr. Kosti Shirvanian sold Western Waste to U.S.A. Waste Services in December of 1995. At the conclusion of the sale the manufacturing, research and development assets were turned over to Kosti Shirvanian. The assets turned over to Mr. Kosti Shirvanian by U.S.A Waste Services were part of the total consideration of approximately 1 billion dollars paid by U.S.A. Waste Services, Inc. No specific dollar amounts were allocated to these assets.

From December 1995 to 2000 Kosti Shirvanian continued the research and development of the refuse vehicles. In July 2000 Kosti Shirvanian organized Waste Resources, a trash collection company in Gardena, California. From 2000 until September 1, 2004, Mr. Kosti Shirvanian continued his research and development and built prototype trucks for his own companies, Waste Resources and Pacific Waste.

On September 1, 2004 Kosti Shirvanian contributed a portion of his truck manufacturing, research and development assets to Smart Truck Systems, Inc. for 4,000,000 shares of Smart Truck Systems, Inc. common stock. On September 1, 2004, Robert L. Cashman purchased 4,000,000 shares of Smart Truck for $1,000,000. This made Cashman and Shirvanian each owning 4,000,000 shares of Smart Truck Systems, Inc. See page 17

34.	Please expand the discussion to indicate who formed Smart Truck Systems and file the agreement which reflects Mr. Cashman’s purchase of 50% of its stock.

The following paragraph has been revised as follows, Mr. Cashman’s purchase of 50% of its stock has been previously filed as exhibit 2.2

Smart Truck Systems, Inc. is a holding company formed in the State Of Nevada on June 11, 2004, by Robert L. Cashman. See page 17

On September 1, 2004 Kosti Shirvanian contributed a portion of his truck manufacturing, research and development assets to Smart Truck Systems, Inc. for 4,000,000 shares of Smart Truck Systems, Inc. common stock. On September 1, 2004, Robert L. Cashman purchased 4,000,000 shares of Smart Truck for $1,000,000. This made Cashman and Shirvanian each owning 4,000,000 shares of Smart Truck Systems, Inc. See page 18

35.	We note from exhibit 2.3 that Messrs. Cashman and Scarpello were the president and secretary, respectively, of Homesmart.com. Please revise the disclosure accordingly. Also, tell us how and when they became officers of Homesmart, the number and percentage of Homesmart shares they owned, and when and how they acquired such shares. We may have additional comments.

The following paragraph has been revised as follows.

Inthe process of becoming a public company Robert L. Cashman acquired on February 1, 2005 the controlling interest of Homesmart.com, Inc. Homesmart.com, Inc. was an inactive corporation that had its stock listed on the over-the-counter stock market commonly called the Pink Sheets. Robert L. Cashman purchased 27,000,000 shares (representing 55%) of Homesmart.com, Inc. from BBG, Inc., a Nevada corporation, owned by Mark Rice who at that time was President and Secretary of Homesmart.com,Inc. On Feburary 1, 2005 after this purchase by Cashman, Mark Rice appointed Cashman President and Scarpello Secretary, and then resigned from all positions. On March 8, 2005 Homesmart.com, Inc. was merged into Smart Truck Systems, Inc. . After the merger, the 27,000,000 shares of Homesmart.com, Inc. that were purchased by Smart Truck were cancelled and resulting in Smart Truck Systems, Inc. stock being listed on the OTC Pink Sheets using the symbol SMKM. See page 18.

Front Loader Trucks, page 19

36.	We note the hydraulic and electronic systems on the front loader trucks and the side loader trucks are “state of the art in this industry.” Please describe the features that make them state of the art.

The following paragraph has been revised to delete the reference to “state of the art in this industry”.

FRONT LOADER TRUCKS

Primarily used for refuse collection for commercial locations where the business has a refuse collection bin. The truck is equipped with forks on the front of the truck to lift and dump the contents of the bin into a hopper located to the rear of the cab. The truck compacts the refuse to enable it to haul larger loads.

The truck operates with hydraulic systems that are controlled by programmed electronic controllers. ~~The hydraulic and electronic systems are state of the art in this industry.~~

SIDE LOADER TRUCKS

Primarily used for residential refuse collection. The truck is equipped with an arm that can reach out from the side of the truck grab a residential refuse container and dump it into the receiving hopper on the truck then return the empty container to the curb side of the home. The truck compacts the refuse to enable it to haul larger loads.

The truck operates with hydraulic systems that are controlled by programmed electronic controllers. ~~The hydraulic and electronic systems are state of the art in this industry.~~ See page 19.

37.	In the second paragraph on page 20, you make claims about your trucks’ high efficiencies, economy, and minimal maintenance. Please provide support for these claims either by citing a third-party study that supports them or by comparing your trucks’efficiencies, economy, and maintenance to industry averages. Provide similar information with respect to each of the claims made in “Advantages of Operating a Smart Truck for a City” on page 21.

The following paragraph has been revised as follows.

The following are a few highlights of the Smart Truck Front and Side Loaders:

1.	Hydraulic System:
a.	Variable Displacement, high pressure (3000 psi), hydraulic Pump supplying On-demand power
b.	Cool system operation (30-40 Degrees F above ambient temperature compared to 70-80 degrees for conventional systems).
c.	Full operation of all functions at engine idle speed (750 rpm) allowing transmission to stay engaged.
d.	On the fly full-time packing up to 2700 rpm engine speeds.
e.	Proportional operation function capability in every circuit.
f.	Ramped (smooth) Starts and Stops of all functions.
g.	Smaller hydraulic lines and cylinders resulting in weight savings and higher payloads.
2.	General:
a.	Aerodynamic body, coupled to a highly efficient on-demand hydraulic system.
b.	Tapered smooth body shape.
c.	Quieter low idle (750 rpm) operation.
d.	Use of lubricated-for-life or composite wear materials.
e.	Arm keeps the container upright almost all the way to the hopper.
f.	Legal loads of up to 131/2 tons on selected models.
g.	Standard gripper arm is capable of picking 40 gallon to 105-gallon containers. Optional 300-gallon model with larger hopper is also available.

See page 20.

38.	We note Mr. Cashman “sits on the Board of Directors of several corporations, both public and private.” Please identify the public companies for which he is a director. See Item 401(a)(5) of Regulation S-B.

The following paragraph has been revised as follows.

ROBERT L. CASHMAN – President, Chief Executive Officer, Director
Mr.  Cashman is also the president and owner of Delta Stag Corporation, a manufacturer of refrigerated and dry freight truck bodies. Mr. Cashman has owned and operated Delta Stag Corporation since he acquired it in 1988. Mr. Cashman has also been involved in merger, acquisition, reorganization, liquidation, and public offering transactions throughout his business career. In his first 12 years out of college, Mr. Cashman developed a fast growing insurance company that qualified him for the prestigious Young Presidents Organization. After successfully selling Smart Truck his insurance company in 1972, he worked in the merger and acquisition business until 1977 when he acquired Pacific Envelope Company. Under his management Pacific Envelope grew very rapidly Pacific Envelope was able to qualify for the Inc. Magazine 500 fastest growing companies for five years in succession. Mr. Cashman recently retired from the Orange County Airport Commission after serving as its chairman for 24 years. The Orange County Airport Commission and its predecessor, the Orange County Airport Association, operates the John Wayne Airport. Mr. Cashman was instrumental in changing John Wayne Airport from a small local airport into the present major airline destination. Mr. Cashman is an active general aviation pilot and aircraft owner. He has been a member of the Board of Directors of several corporations, both public and private. Mr. Cashman was a Director of the Hartville Group, Inc., a public company, from April 20, 2000, to October 1, 2004, and President, Director of Equity Capital Group from February 1997 to April 2001.He has been involved in many civic organizations, including serving on the Governing Board of the National YMCA, has been active in the Boy Scouts, in the Young Presidents Organization, and numerous Blue Ribbon Committees. He earned a Bachelor of Science Degree in Business Administration from U.C.L.A. On September 2, 2002, on the advise of legal counsel, Mr. Cashman filed a Chapter 13 petition in U.S. Bankruptcy Court in Santa Ana, California as a result of a dispute over an improperly accelerated bank loan. The matter was resolved by negotiation with the bank and the petition was withdrawn on September 5, 2002. See page 22.

39.	Please identify the positions and companies in which Mr. Scarpello and Mr. Shirvanian have worked during the past five years, and state the dates applicable to each position.

The following paragraph has been revised as follows.

JOSEPH R. SCARPELLO – Vice President, Director
Joseph R. Scarpello graduated from the University of Nebraska – Lincoln in 1982 with a Bachelor of Arts Degree in English Literature and History. Mr. Scarpello then received a Jurist Doctorate Degree from Western State University in 1986. He practiced law both in Federal and State Court in California for over 15 years. From July 1999 to September of 2004, Mr. Scarpello became Vice President of the Charleston Group, a merger and acquisition consulting company. In this capacity he worked on numerous acquisitions and mergers and has dealt with companies in the public market for the last five years. In the past he has worked on international and domestic transactions, as well as companies going public. While attending the University of Nebraska, he was a member of the wrestling team. See page 22

KOSTI SHIRVANIAN, Director

Mr. Shirvanian served as Chairman of the Board, President and Chief Executive Officer for Western Waste Industries from 1964 to May of 1996 when Western Waste merged with USA Waste Services (now Waste Management, Inc.) in Houston. Western Waste was a leading waste management company, providing collection services, landfill, transfer station and recycling operations in seven states.

Mr. Shirvanian immigrated to the United States in 1950 and bought a small refuse hauling company in 1955. Concentrating initially in Southern California, Smart Truck grew steadily through acquisitions, municipal contracts and by adding new customers. In 1966, Kosti signed his first municipal contract with the City of Inglewood. From then on, he signed on over 100 municipal contracts throughout the United States. On April 1, 1991, Western Waste began trading on the New York Stock Exchange. Prior to its merger with USA Waste Services, Western Waste exceeded $270 million in annual revenue with over 1,800 employees.

From 1996-2005, Mr. Shirvanian organized and operates Komar Investments, a real estate investment company. Mr. Shirvanian is very active in real estate investing at the present time.

In July 1999 Mr. Shirvanian organized and operates, at the present time, Waste Resources, a trash collection company located in Gardena, California and Pacific Waste and Aloha Waste in the state of Hawaii. See page 23

40.	The description of Mr. Shirvanian states Smart Truck merged with USA Waste Services in 1996. However, page 18 of the document states Smart Truck was formed in 2004. In addition, the discussion of Mr. Cashman’s background states he sold Smart Truck in 1972. Please reconcile these statements.

The following paragraph has been revised as follows.

KOSTI SHIRVANIAN, Director
Mr. Shirvanian served as Chairman of the Board, President and Chief Executive Officer for Western Waste Industries from 1964 to May of 1996 when Western Waste merged with USA Waste Services (now Waste Management, Inc.) in Houston. Western Waste was a leading waste management company, providing collection services, landfill, transfer station and recycling operations in seven states.

Mr. Shirvanian immigrated to the United States in 1950 and bought a small refuse hauling company in 1955. Concentrating initially in Southern California, Smart Truck grew steadily through acquisitions, municipal contracts and by adding new customers. In 1966, Kosti signed his first municipal contract with the City of Inglewood. From then on, he signed on over 100 municipal contracts throughout the United States. On April 1, 1991, Western Waste began trading on the New York Stock Exchange. Prior to its merger with USA Waste Services, Western Waste exceeded $270 million in annual revenue with over 1,800 employees.

From 1996-2005, Mr. Shirvanian organized and operates Komar Investments, a real estate investment company. Mr. Shirvanian is very active in real estate investing at the present time.

In July 1999 Mr. Shirvanian organized and operates, at the present time, Waste Resources, a trash collection company located in Gardena, California and Pacific Waste and Aloha Waste in the state of Hawaii. See page 23.

41.	Please state when Mr. Basalos joined Smart Truck.

The following paragraph has been revised as follows.

JUAN BASALOS, Manufacturing Engineer
Mr. Basalos, age 72, has worked in the refuse industry for over 35 years. Mr. Basalos earned the equivalent of a Master’s Degree in Mechanical Engineering (Engineer of Mechanical Construction) from the Universidad Technologica Nacional in Argentina. He was recruited by Fiat Grandes Motor as an engineer. In 1969 he was hired as plant manager for Burmor Company, a manufacturer of hydraulic and pneumatic systems. In 1972 Mr. Basalos was hired as Chief Engineer for Ventury Hermanos, a major manufacturer of hydraulic components. In 1988 Mr. Basalos immigrated to the United States and worked for Western Waste as the Chief Manufacturing Engineer until his employment with Smart Truck Systems, Inc. which commenced on September 1, 2004. He is proficient with CAD programs and brings 30 plus years of practical engineering and design experience with automated hydraulic systems. See page 24.

42.	Please state the date when Mr. Contreras began managing the maintenance and repair parts inventory for Athens Disposal. If less than five years ago, state the other positions and companies he has worked in the past five years. Finally, state when he joined Smart Truck.

The following paragraph has been revised as follows.

MARTIN CONTRERAS, Purchasing Manager
Mr. Contreras, age 42, has been involved with manufacturing of refuse vehicles since 1985, beginning with Maxon Industries located in Huntington Park, California, where he was employed as a planner and scheduler. In 1987, Mr. Contreras was promoted to handle inside sales for all Maxon products including refuse trucks and lift gates. Mr. Contreras also worked at Hydraulic Controls, Inc., from 1994 to 1996 as a sales technician , Hydraulic controls is a key supplier of hydraulic components for Smart Truck Systems, Inc. Prior to his employment at Smart Truck; he managed the maintenance and repair parts inventory for Athens Disposal from 1996 through 2004. In September 2004 Mr. Contreras joined Smart Truck Systems, Inc and handles the purchasing of parts and materials for the refuse bodies. Mr. Contreras brings 20 years of planning, purchasing and technical knowledge of refuse type truck bodies. See page 24

Family Relationships, Certain Relationships and Related Transactions, page 29

43.	We note the related party transactions discussed in Note 4 of your financial statements. Please discuss all related party transactions that are required to be discussed under Item 404 of Regulation S-B. You should also file as exhibits the underlying agreements.

The following paragraph has been revised as follows

FAMILY RELATIONSHIPS, CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

There are no family relationships between any two or more of our directors or executive officers.

Khoren Shaginianhas is a Director of Smart Truck and has also been since 1997 to the present the Chief Financial Officer and Executive Vice President of Komar Investments, LLC. Komar investments, LLC is owned and controlled by Kosti Shirvanian who is a major shareholder in the company.

Smart Truck leased its present facility from the Shirvanian Family Trust, which is controlled by Kosti Shirvanian who is a major stock holder in the company , The following Companies purchased refuse bodies from Smart Truck, Pacific Waste $194,403, Aloha Waste $103, 494, and Waste Resources $75,277 ( Pacific Waste, Aloha Waste and Waste Resources are all owned and controlled by the same party Kosti Shirvanian who is also a major shareholder in Smart Truck

John Vilagi is a Director of the company and on May 1, 2005 loaned the company $150,000 dollars secured by a promissory note due and payable on May 1, 2006 at interest rate of 7% simple interest. See page 28.

Auditor’s Report, page F-2

44.	Please ask your auditors to revise the auditor’s report to define the period for which the audit report covers the Statements of income, changes in stockholder’s equity, and cash flows. The period being audited should cover not only the inception to date if required by SFAS 7, but the fiscal years for the last two years that do not exceed 12 months. Please also revise the auditor’s report and financial statements accordingly.

The financial statements have been revised to show June 30, 2004, the period from June 11, 2004, through June 30, 2004, and the year ended June 30, 2005. The footnotes and auditor’s report have been revised in keeping with these changes.

45.	Please ask your auditors to revise the auditor’s opinion to be consistent with the guidance in AU Section 341 for a going concern opinion.

The auditor believes the opinion is consistent with AU 341 regarding a subject to opinion concerning a going concern, and is unaware of any inconsistencies.

Note 1 – Summary of Significant Accounting Policies, page F-7

46.	Please disclose the Company’s revenue recognition policy for each revenue stream. Refer to the first paragraph of “General” on page 16. In addition, please discuss any items that reduce gross revenue such as cash rebates, returns, and any other discounts or allowances.

Additional wording has been added to footnote one (1) concerning revenue recognition policies.

Cash and Cash Equivalents, page F-7

47.	Please revise your policy to clarify that only investments with original maturities of three months or less qualify as cash and cash equivalents. Refer to paragraph 8 of SFAS 95.

Additional wording has been added to footnote one (1) to the cash and cash equivalents area to address the disclosure requirement.

History, page F-7

48.	We note that the Company entered into a reverse acquisition with Homesmart.com,Inc. Since Homesmart.com was a non-operating shell with no assets, we believe the share exchange with Smart Truck should be recorded as a capital transaction rather than a business combination. That is, the transaction is equivalent to the issuance of stock by the private company for the net monetary assets of the shell corporation, accompanied by a recapitalization. The accounting is identical to that resulting from a reverse acquisition, except that there is no adjustments to the historic carrying values of the assets and liabilities and no goodwill or other intangible assets should be recorded. Please revise your accounting for this transaction accordingly. In addition, please revise your filing to include the disclosure required by paragraph 51 of SFAS 141.

The Company is aware of the interpretation and guidance concerning reverse mergers. This is in fact the way the merger with Homesmart.com.Inc. on March 8, 2005, was treated. The goodwill was generated when the Company paid the control shareholders of Homesmart.com $250,000 for the control vote to effect the merger with the Company. No stock was tendered in this transaction, only voting control. This payment was prope4rly recorded as an intangible asset and will be reviewed in accordance with FASB 142. Since the shell, Homesmart.com had no operations; all the disclosures required by FASB 141 per 51 were fulfilled.

Development State, page F-9

49.	We note that you have recognized revenue during the period ended June 30, 2005. It appears that the company’s planned principal operations have commenced. Please tell us how under SFAS 7, you would still be identified as a development state company.

Paragraph 9 of FASB 7 states conditions other than significant revenues which would allow an enterprise to be described as in the development stage. Among these are training personnel, developing markets and proper financing of the Company. Since the Company has experienced a negative gross margin on sales and has a working capital deficiency which will hinder growth, it is fair to describe it as a development stage company.

Note 2 – Asset Purchase Agreement, page F-10

50.	We note that your asset acquisition was with a related party. It would appear that purchases from a related party should be recorded at the related party’s carrying value. Please revise your policy to clarify. In addition, please cite the applicable GAAP literature you are using for your accounting treatment.

You correctly note that the asset acquisition was with a related party. What you did not note was that the related party did not become a related party until after the transaction. The asset vendor had no equity position in the Company prior to purchase. The transaction was an arms length bargain and governed by APB 29 which mandates the fair market value of the assets acquired as the best measure of the transaction given the lack of objective value of the stock tendered (limited marketability).

Note 6 – Going Concern, page F-12

51.	We note that your independent auditors have issued a going concern qualification in their audit opinion. Please expand your disclosure to disclose the specific plans the Company has to alleviate the going concern issue. Please refer to FRC 607.02.

Additional wording has been added to footnote six (6) outlining management’s plans regarding the going concern issue.

Signature, page IX-5

52.	We note the filing does not include the signature of your controller or principal accounting officer. Please include this signature. If John Vilagi, the principal financial officer, also serves as the controller or principal accounting officer, his signature should be captioned as such in your amended filing. See Instructions 1 and 2 to the Signatures section of Form SB-2.

We will include the signature and title in the amended filing.

Please be advised that the issuer does not intend to request acceleration of the effectiveness of the registration statement until such time that it has confirmed with the staff there are no further comments. Please contact me at the above address, telephone and fax numbers as necessary.

Sincerely,

/s/ Dennis Brovarone
Dennis Brovarone

cc:   Smart Truck Systems, Inc.

Section 3.1 Redacted for Confidentiality

                               PURCHASE AGREEMENT

THIS AGREEMENT is made as of the 31st day of August, 2005, by and between SMART
TRUCK SYSTEMS, Inc. a Nevada Corporation, whose mailing address is 22101
Alessandro Boulevard, Moreno Valley, California 92553 (hereinafter referred to as the "Contractor") and HT&T HAWAII LLC dba HT&T TRUCK CENTER, a Hawaii limited liability company, whose mailing address is 311 Pacific Street, Honolulu, Hawaii
96817 (hereinafter referred to as the "Purchaser").

                                    RECITALS:

A. The City and County of Honolulu is a third-party beneficial)) of this
Agreement and shall be entitled to enjoy and exercise all of the rights and benefits of Purchaser under this Agreement.

B. The City and County of Honolulu (the "City") has awarded to Purchaser the contract for, and STS has been approved as the supplier of refuse bodies in, Bid
Proposal No. 14579 and Contractor's Questionnaire, a copy of which is attached as Exhibit "A" hereto and made a part hereof (collectively, the "Bid Proposal").

C. Purchaser desires to obtain from Contractor certain equipment, parts and services required to be provided by Purchaser pursuant to the Bid Proposal, on the terms and conditions set forth herein.

D. Contractor has the expertise and desires to provide such equipment, parts and services.

         NOW, THEREFORE, in consideration of the mutual covenants and agreements herein contained, and other good and valuable consideration, the receipt of which is hereby acknowledged, Purchaser and Contractor hereby agree as follows:

1. PURCHASE OF GOODS AND SERVICES

1.1      Vehicles. Contractor shall sell and deliver to Purchaser eight (8),
26 cubic yard capacity, automated side loading refuse collection vehicles (the
"Vehicles") in accordance with the specifications contained in the Bid Proposal.
All parts, materials, labor, facilities and other goods and services necessary for the manufacture of the Vehicles shall be provided by Contractor, except that the cab and chassis for the Vehicles shall be provided by Purchaser in accordance with the specifications contained in the Bid Proposal.
Notwithstanding the delivery of the cab and chassis to Contractor, title to the cab and chassis shall not pass to Contractor and shall remain the property of
Purchaser. Contractor hereby waives, surrenders and relinquishes any rights in or to the cab and chassis received from Purchaser and acknowledges that
Contractor has not acquired any rights in the cab and chassis sufficient to transfer an interest or grant a security interest in or to the cab and chassis.

1.2      Spare Parts Package. Contractor shall sell and deliver to Purchaser the items listed in the spare parts package in the Bid Proposal, Minimum
Specifications, pages 18 and 19 (the "Spare Parts").

1.3      Technical Manuals. Contractor shall sell and deliver to the City and
County of Honolulu the technical manuals set forth in the Bid Proposal, Special
Provisions, pages 2 through 4 (the "Technical Manuals").

1.4      Instructor. Contractor shall provide a factory-trained instructor in accordance with the requirements set forth in the Bid Proposal, Minimum
Specifications, page 19 (the "Training Services").

2.   DELIVERY SCHEDULE

2.1      Delivery. The Vehicles, the Spare Parts, and the Technical Manuals
shall be delivered by Contractor F.O.B. to the Port of San Diego, California, on
or before the dates set forth below (each, a "Delivery Date"). The Delivery
Dates shall conform to the following schedule:

                 Delivery Date of Cab          Delivery Date of Vehicles
                 and Chassis to Contractor       to Port of San Diego
                 -------------------------    -----------------------------
         #1       September 19, 2005          On or before November 19,2005
         #2       October 10, 2005            On or before December 6, 2005
         #3       October 17, 2005            On or before December 13,2005
         #4       October 24, 2005            On or before December 20,2005
         #5       October 31, 2005            On or before December 27, 2005
         #6       November 7, 2005            On or before January 3,2006
         #7       November 14, 2005           On or before January 10,2006
         #8       November 21, 2005           On or before January 17,2006

2.2      Delivery of Services. Delivery of the Training Services shall be deemed to have occurred when such services have been completed in accordance with the requirements of the Bid Proposal and specifications.

2.3      Late Delivery Penalties. If any of the Vehicles are not delivered by the Delivery Date in Section 2. t and if imposed on Purchaser by the City, the
Purchase Price shall be reduced by Twenty-Five Dollars ($25,00) per Vehicle for each calendar day of delay.

3.   PURCHASE PRICE

3.1      Purchase Price. The price to be paid by Purchaser to Contractor for performance of its obligations under this Agreement shall be
XXXXXXXXXXXXXXXXXXXXXXXXXXXX XXXXXXXXXXXXXXXXXXXXXXXXXXX DOLLARS ($xxxxxxxxxx)
(the "Purchase Price"). The Purchase Price shall be inclusive of all taxes, tariffs, duties or other charges levied by any taxing authority within the
United States of America on the goods, equipment, materials or services covered by this Agreement.

3.2      Payment. The Purchase Price shall be paid to Contractor within two (2)
business days following Purchaser's receipt of payment for the Vehicles from the
City.

4.   VEHICLE INSPECTION AND ACCEPTANCE

4.1      Pre-inspection . Pre inspection of the first, pilot vehicle will be conducted jointly by the City & County of Honolulu and Purchaser within two weeks of the completion identified in Section 2.1 at the Contractor's California manufacturing plant.

4.2      Inspection. Inspection of all Vehicles including the first will be conducted by the City & County of Honolulu and Purchaser after arrival in
Honolulu. Upon delivery of the equipment in Honolulu, Purchaser will conduct and certify all bid requirements including Federal, State and City safety requirements.

4.3      Acceptance. Bodies shall be considered accepted when the City & County of Honolulu notifies Purchaser that the Vehicles have been accepted and the bid specifications met.

5.   TITLE AND RISK OF LOSS

     Title to the Vehicles and risk of loss shall pass to Purchaser at the time of the delivery of the Vehicles to Purchaser at the Port of San Diego,
California.

6.   INDEMNIFICATION

6.1      Contractor Indemnification of Purchaser. Contractor shall defend, indemnify and hold harmless Purchaser, its officers, directors, employees, consultants, representatives and agents from any loss, damage, claims, liability, and causes of action for injury or death of any third party, or for damage to, or destruction of, third party property arising out of (i) the acts or omissions by Contractor, its officers, directors, employees, consultants, representatives, agents or subcontractors, except to the extent such loss, damage, claims, liabilities or causes of action arise from the fault or negligence on the part of Purchaser, its officers, directors, employees, consultants, representatives, agents or subcontractors, (ii) any products liability claims in connection with, or relating to, the manufacture of the
Vehicles, excluding, however, any claims arising out of the cab and chassis of the Vehicles, and (iii) any allegation that the manufacture of any item in the performance of this Agreement, or the normal intended use, lease or sale of any item delivered or to be delivered under this Agreement, infringes any U.S.
letters patent, copyrights, trade secrets or other intellectual property rights, excluding, however, any claims arising out of the cab and chassis of the
Vehicles.

6.2      Purchaser Indemnification of Contractor. Purchaser shall defend, indemnify and hold harmless Contractor, its officers, directors, employees, consultants, representatives and agents from any loss, damage, claims, liability, and causes of action for injury or death of any third party, or for damage to, or destruction of, third party property arising but of the acts or omissions by Purchaser, its officers, directors, employees, consultants, representatives, agents or subcontractors, except to the extent such loss, damage, claims, liabilities or causes of action arise from the fault or negligence on the part of Contractor, its officers, directors, employees, consultants, representatives, agents or subcontractors.

7.   NON PERFORMANCE

     If Contractor fails to perform either in completing the vehicles, in performing required warranty work, or in providing spare parts, Manuals and training, Purchaser will inform the City and alternate methods of purchase may be identified.

8.   WARRANTY

8.1      Contractor's Warranty. Contractor warrants that each Vehicle will be in exact accordance with the applicable descriptions and specifications set forth in the Bid Proposal and all other requirements of this Agreement, will be merchantable and fit for the purpose for which they were intended and, for a period of twelve (12) months after the delivery of the Vehicles to the City (the
"Warranty Period"), will be free from defects in materials and workmanship.
Contractor shall provide repair services (including parts, labor and transportation costs), at its sole cost and expense, for all claims arising during the Warranty Period. Contractor further warrants that all services will be performed in a competent, workmanlike manner, and shall be free from all faults and defects.

8.2      Contractor's Indemnification. Contractor shall indemnify and hold
Purchaser harmless from, and reimburse Purchaser for, all costs and expenses arising out of or relating to the repair or correction of any defects by
Purchaser or any claims under this warranty by Purchaser or the City.

9.   COMPLIANCE WTTH LAWS

     Contractor shall comply with all federal, state, and local laws, rules, regulations, and ordinances and all other governmental requirements. Contractor shall maintain all governmental permits, licenses, consents, and approvals necessary for the performance of this Agreement.

10.  MISCELLANEOUS PROVISIONS

10.1      Entire Agreement. This Agreement, together with all exhibits, constitutes the entire and integrated agreement between the parties hereto and supersedes prior negotiations, representations or agreements, either written or oral. The exhibits attached shall be incorporated in and made a part of this
Agreement.

10.2      Amendments. This Agreement and the exhibits hereto shall not be amended or modified, except by written agreement duly executed by the parties hereto.

10.3      Interpretation. In the event of a conflict or inconsistency between the terms of this Agreement and the terms of any exhibit hereto or any document referred to herein, the terms of this Agreement shall prevail and govern the interpretation thereof.

10.4      Assignment. Neither party shall assign this Agreement without prior written consent of the other party, provided, however, that the City and County of Honolulu shall be a third-party beneficiary of this Agreement and shall be entitled to enjoy and exercise all of the rights and benefits of Purchaser under this Agreement.

10.5      Notices. Any notice, demand or other document required or permitted to be delivered hereunder shall be in writing and may be delivered personally or shall be deemed to be delivered when deposited in the United States mail, postage prepaid, registered or certified mail, return receipt requested, addressed to the parties at their respective address indicated above, or at such other addresses as may have theretofore been specified by written notice delivered in accordance herewith.

10.6      Waiver. No consent or waiver, express or implied, by a party of any breach or default by the other party in the performance by such other party of its obligations hereunder shall be deemed or construed to be a consent or waiver to or of any other breach or default in the performance by such other party of the same or any other obligations of such party hereunder. Failure on the part of a party to complain of any act or failure to act of the other party or to declare the other party in default, irrespective of how long such failure continues, shall not constitute a waiver by such party of its rights hereunder.
The giving of consent by a party in any one instance shall not limit or waive the necessity to obtain such party's consent in any future instance.

10.7      Invalid Provisions. If any provision of this Agreement is held to be illegal, invalid, or unenforceable under present or future laws effective during the term hereof, such provision shall be fully severable and this Agreement shall, to the extent possible and without destroying the intent of this
Agreement, be construed and enforced as if such illegal, invalid, or unenforceable provision had never comprised a part hereof; and the remaining provisions hereof shall remain in full force and effect and shall not be affected by the illegal, invalid, or unenforceable provision or by its severance therefrom. Furthermore, in lieu of such illegal, invalid, or unenforceable provision, there shall be added automatically as a part of this Agreement a provision as similar in terms to such illegal, invalid, or unenforceable provision as may be possible and still be legal, valid or enforceable.

10.8      Binding Effect. Except as otherwise provided herein to the contrary, this Agreement shall be binding upon and is for the benefit of the parties hereto and there permitted successors, transferees and assigns.

10.9      Remedies in Equity. The rights and remedies of either of the parties shall not be mutually exclusive, and the exercise of one or more of such rights and remedies shall not preclude the exercise of any other rights and remedies afforded by law or in equity.

10.10      Construction. All personal pronouns used in this Agreement, whether used in the masculine, feminine, or neuter gender, shall include all other genders; and the singular shall include the plural and vice versa. Titles of
Articles, Sections and subsections are for convenience only, and neither limit nor amplify the provisions of this Agreement itself. The use herein of the word
"including," when following any general statement, term or matters, shall not be construed to limit such statement, term or matter to the specific time or matter set forth immediately following such word or to similar items or matters, whether or, not non limiting language (such as "without limitation," or "but not limited to," or words of similar import) is used with reference thereto, but rather shall be deemed to refer to all other items or matters that could reasonably fall within the broadest possible scope of such general statement, term or matter.

10.11      Governing Law and Venue. This Agreement shall be governed by and construed in accordance with the laws of the State of Hawaii. Any litigation commenced by either party in connection with this Agreement shall be brought in the U.S. District Court for the District of Hawaii, and both parties consent to jurisdiction and venue of either of those courts.

10.12      Attorneys' Fees. Should suit or other legal proceedings be brought to enforce this Agreement or by reason of any claimed default in the performance thereof by any party, the prevailing party in such suit or legal proceedings shall be awarded its costs land reasonable attorneys' fees in the defense or prosecution thereof.

10.13      Counterpart and Facsimile Signatures. This Agreement may be executed in counterparts, each of which shall be deemed an original regardless of the date of its execution and delivery. All of such counterparts together shall constitute one and same document, binding all of the parties hereto,
notwithstanding all of the parties are not signatory |to the original or the
same counterparts. For all purposes, including, without limitation, delivery of this Agreement, duplicate unexecuted and unacknowledged pages of the counterparts may be discarded and the remaining pages assembled as one document.
The parties further agree that facsimile signatures on this Agreement, and any addenda, and/or other documents related to this Agreement shall be fully binding and effective for all purposes. The parties agree that they will promptly deliver the originals of the facsimile signature to the other parties by return first class mail.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first written above.

For "Contractor"                              For "Purchaser *
SMART TRUCK SYSTEMS                           HT&T HAWAII LLC
                                              Dba HT&T Truck Center

By /s/ Robert R. Scarpella                    By /s/
--------------------------                      ------------------------------
Its                                           Its      President
                                                       Chief Executive Officer

Date     9/6/05                               Date     8/31/05
     ----------------------                        ----------------------------

By /s/ Robert Cashman                         By /s/
   ------------------------                      ------------------------------
Its President                                 Its      Chief Financial Officer

Date     9-6-05                               Date     AUG 31, 2005
    -----------------------                        ----------------------------